IJJI, Inc.

Gameflip

ANNUAL REPORT

2033 GATEWAY PLACE #523

San Jose, CA 95110

(408) 250-0362

https://gameflip.com

This Annual Report is dated April 10, 2025.

BUSINESS

Company Overview
IJJI, Inc. ("Gameflip" or the " Company") is a digital commerce platform for global gamers. The Company is fully operational and has safely facilitated $180M+ in lifetime sales through our platform and generated $21M+ in lifetime revenue.

Team
The team is composed of experienced members in the technology and gaming industries, each with 10 to 20 years of start¬-up experience. The founders, JT and Terry, graduated from Stanford and have a track record of success, having previously built and sold Aeria Games, a Free-to-Play games publisher, to ProSieben, a top European media company.

Past ventures do not guarantee Gameflip will have the same result and investors should not expect returns on investments.

Business Model
The Company employs a marketplace business model, generating revenue from both Buyers and Sellers for each completed transaction on its platform.

Revenue Streams
Buyer Purchase Fees = fixed fee ($1) + variable fee (6% to 7%)
Seller Commission = variable fee (12%)
Seller Cashout Fees = fixed fee ($1 to $2) + variable fee (1% to 3%)

Corporate Structure
The Company is a Corporation organized under the laws of the state of Delaware and incorporated in December of 2014. The Company has raised over $10 million from venture capitalists including Bullpen Capital, GoAhead Ventures, Lightbank and PlayNext.

The Company has one wholly-owned subsidiary, AdvanceClub, Inc., a Delaware Corporation. AdvanceClub, a product in the alpha stage, is an eLearning subscription platform for esports gamers powered by the Company's commerce platform. The Company shutdown the operations of AdvanceClub in Q2 of 2024 to focus on the growth of Gameflip.

Previous Offerings

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $1,816,228.30
Number of Securities Sold: 4,017,289
Use of proceeds: Marketing, R&D, Operations, and Company Employment
Date: December 16, 2023
Offering exemption relied upon: Regulation CF

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $11,560.00
Number of Securities Sold: 23,120
Use of proceeds: Shares issued to StartEngine
Date: December 16, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $25,418.00
Number of Securities Sold: 50,836
Use of proceeds: Shares issued to StartEngine
Date: December 23, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $14,383.00
Number of Securities Sold: 28,766
Use of proceeds: Shares issued to StartEngine
Date: December 16, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $439,202.36
Number of Securities Sold: 1,185,961
Use of proceeds: Marketing, R&D, Operations, and Company Employment
Date: April 29, 2024
Offering exemption relied upon: Regulation CF

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $12,730.50
Number of Securities Sold: 25,461
Use of proceeds: Shares issued to StartEngine
Date: April 29, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $211,940.85
Number of Securities Sold: 517,779
Use of proceeds: Marketing, R&D, Operations, and Company Employment
Date: January, 10, 2025
Offering exemption relied upon: Regulation CF

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $6,358
Number of Securities Sold: 11,560
Use of proceeds: Shares issued to StartEngine
Date: March 10, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

The Company employs a marketplace business model and top-line performance is measured by key performance indicators including GMV and Revenue.

Gross Merchandise Value (GMV)
GMV represents the total dollar value of all items sold within the Company's commerce platform. Based on the Company's unaudited financials, the yearly GMV is as follows: 2015 GMV of $542k, 2016 GMV of $5.8M, 2017 GMV of $15.8M, 2018 GMV of $25.2M, 2019 GMV of $28.7M, 2020 GMV of $32.2M, 2021 GMV of $27.3M, 2022 GMV of $25.8M, 2023 GMV of $21.4M and 2024 GMV of $29.4M.

In 2024, we: (i) focused on key initiatives that would prepare Gameflip for long-term growth including SEO, product development (product catalog, search & funnel improvements, CRM), and shopping integration with Google, Facebook, Tiktok and (ii) increased marketing. Hence, the GMV grew by 37% in 2024 to $29.4M vs. $21.4M in 2023.

In 2025, we will focus on the following initiatives: product search and suggestion improvements, CRM and scaling our high ROI marketing channels. Our goal is to power top line growth and remain at a cash flow break-even level throughout 2025.

Revenue
Revenue is generated from fees, both fixed and variable, from Buyers and Sellers for each completed transaction within the Company's commerce platform.

Revenue for 2024 was $4.17M from GMV of $29.4M and revenue for 2023 was $2.57M from GMV of $21.4M. Similar to GMV, the Company's Revenue grew by 62% in 2024 vs. 2023 and this was driven both by top line growth in GMV as well as increased fees. Revenue as a percentage of net GMV grew to 18.8% in 2024 vs. 15.5%.

Cost of Goods Sold
COGS consists of fees paid to our payment partners who process payments for our Buyers and process payouts for our Sellers.

COGS for 2024 was $1.00M or 3.4% of GMV ($29.4M) and COGS for 2023 was $646k or 3.0% of GMV ($21.4M).

Gross Margins
Gross Margins grew to 76% of Revenue in 2024 versus 74.8% of Revenue in 2023.

Expenses
The Company's expenses consist of, among other things, compensation & benefits, sales & marketing, and general & administrative.

Total operating expenses were $3.93M in 2024 and $3.38M in 2023. We increased marketing for our high ROI channels in 2024 in order to power top line growth in GMV and Revenue.

Historical results and cash flows:
The Company has raised over $10M from venture capitalists and has invested it to build a leading digital commerce platform for gamers, generating lifetime sales of $180M+ and lifetime revenue of $21M+ and supported by a community of 7 million gamers.

As a typical vertical marketplace, continued investments into product development and community growth are required to enable the Company to scale and capture valuable network effects that will make our marketplace more valuable as usage increases. Hence, we expect to incur losses in 2025 as we invest further into our business. However, we expect for the losses to be smaller in 2025 vs. 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $764,561.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tuan Nguyen
Tuan Nguyen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Co-founder, CEO, Director and principal accounting officer
Dates of Service: January, 2015 - Present
Responsibilities: Oversees the overall strategy and operations of the Company. His salary is $180k per year and he owns 7.6% of the Company including shares and stock options. He functions as the Company's principal accounting officer.

Name: Terry Ngo
Terry Ngo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Co-founder and CTO
Dates of Service: January, 2015 - Present
Responsibilities: Oversees the overall technology and product development of the Company. His salary is $180k per year and he owns 7.6% of the Company including shares and stock options.

Other business experience in the past three years:
Employer: AdvanceClub
Title: Founder & CTO
Dates of Service: January, 2020 - Present
Responsibilities: Responsible for all product and technical strategy, planning, development and operations.

Name: Lan Hoang
Lan Hoang's current primary role is with PlayNext. Lan Hoang currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Chairman of the Board
Dates of Service: January, 2015 - Present
Responsibilities: Advises on the strategy of the Company. He does not receive a salary and owns 1.0% of the company on a fully diluted basis including shares and stock options.

Other business experience in the past three years:
Employer: PlayNext
Title: Co-founder and CEO
Dates of Service: January, 2014 - Present
Responsibilities: Oversees overall strategy and investments

Other business experience in the past three years:
Employer: Game Changer
Title: Co-Founder & Board Member
Dates of Service: January, 2017 - Present
Responsibilities: Game Changer, www.gamechanger.ai, is a marketing and influencer platform, focusing mainly on the gaming industry.

Other business experience in the past three years:
Employer: TalentHub
Title: Co-Founder and Board Member
Dates of Service: January, 2017 - Present
Responsibilities: TalentHub, www.talenthub.jp, is a leading HR service for foreign IT engineers working in Japan. Its strategic shareholder is TechnoPro Holdings, the largest IT HR company in Japan, with 15,000 personnel.

Other business experience in the past three years:
Employer: SamuraiLand
Title: Co-Founder
Dates of Service: January, 2017 - Present
Responsibilities: Samurailand.com is a real estate portal created as a joint venture between PlayNext's Japan subsidiary and Tosei, a listed real estate company in Japan.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed Preferred Stock
Stockholder Name: GoAhead Ventures LLC (via (i) GoAhead Ventures I, L.P. & (ii) GoAhead Ventures I Parallel Fund, L.P.
Amount and nature of Beneficial ownership: 4,766,030
Percent of class: 30.49%

Title of class: Series Seed-1 Preferred Stock
Stockholder Name: GoAhead Ventures LLC (via (i) GoAhead Ventures I, L.P. & (ii) GoAhead Ventures I Parallel Fund, L.P.
Amount and nature of Beneficial ownership: 11,274,475
Percent of class: 30.49%

RELATED PARTY TRANSACTIONS

Name of Entity: PlayNext, Inc
Names of 20% owners: Lan Hoang
Relationship to Company: Investor

Nature / amount of interest in the transaction: PlayNext provides operational and financial professional services to Gameflip

Material Terms: In 2024, 2023 and 2022, PlayNext, Inc., a related party through common ownership, provided services to the Company. During the years ended December 31, 2024, 2023 and 2022 the Company incurred $230,028, $265,445 and $335,834 to the entity, respectively, which is included in sales and marketing and general administrative expenses in the statements of income and comprehensive income. Payables to the same related party as at December 31, 2024, 2023 and 2022, amounted to is $18,091, $22,635 and $21,190, respectively.

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, Series PN Preferred Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,525,000 of Non-Voting Common Stock.

Common Stock
The amount of security authorized is 70,000,000 with a total of 19,898,458 outstanding.
Voting Rights
One vote per share
Material Rights
The amount of Common Stock outstanding includes 16,961,486 shares to be issued pursuant to stock options outstanding.

Non-Voting Common Stock
The amount of security authorized is 12,500,000 with a total of 5,653,019 outstanding as of 12/31/2024.
Voting Rights
There are no voting rights associated with Non-Voting Common Stock.
Material Rights
There are no material rights associated with Non-Voting Common Stock.

Series PN Preferred Stock
The amount of security authorized is 6,500,000 with a total of 6,500,000 outstanding.
Voting Rights
Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.
Material Rights
Rights under Restated Certificate of Incorporation
Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description. Dividends
In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.
After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.

For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed Preferred Stock

The amount of security authorized is 15,164,636 with a total of 15,164,636 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.

For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed-1 Preferred Stock

The amount of security authorized is 28,000,000 with a total of 27,999,999 outstanding.
Voting Rights
Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.
Material Rights
Rights under Restated Certificate of Incorporation
Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.
Dividends
In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.
After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.
For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.
Conversion
Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.
Rights of under Stockholders Agreement
The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company

offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video games or blockchain industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company, is offering shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on one type of service, providing a platform for online commerce. Our revenues are therefore dependent upon the market for online commerce for the video games market. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the holders of senior securities (e.g., debt and preferred stock, etc.) have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can

significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, technology and payments. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gameflip or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gameflip could harm our reputation and materially negatively impact our financial condition and business. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Regulation of Digital Assets Regulation of digital assets, offerings of digital assets, blockchain technologies, and digital asset exchanges are currently undeveloped and likely to rapidly evolve, and vary significantly among U.S. federal, state and local jurisdictions, as well as foreign jurisdictions, and are subject to significant uncertainty. Various legislative and executive bodies in the U.S. and other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions, which may severely impact the Company and digital assets. Failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including criminal and civil penalties and fines. New or changing laws and regulations or interpretations of existing laws and regulations could have material adverse consequences on the Company, its business and future plans. Regulatory determinations may make certain digital assets, or their transfers, illegal in some jurisdictions. It is possible that current or future regulations could make certain digital assets illegal in some jurisdictions. Additionally, digital assets might be classified as a “security” under U.S. federal, U.S. state and/or non-U.S. securities laws. Any such development would have material adverse consequences on the Company, its business and future plans. The Company is developing and designing its marketplace and future service offerings under the assumptions that the relevant digital assets would not be classified as a “security”, but such design has not yet been subjected to rigorous analysis by any governmental authority. If our assumptions prove to be incorrect, the Company may not be able to operate the marketplace as planned, and/or may be subject to extremely high compliance costs, and/or may face legal disputes, enforcement actions, damages and fines. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer’s “offer” to the target’s investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors’ shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We may be subject to legal claims from time to time. We may be subject to legal claims, disputes, lawsuits, and other proceedings from time to time, for issues that may include intellectual property, commercial disputes, content generated by our users, our services, and other matters. The outcome and impact of such claims, disputes, lawsuits, and other proceedings cannot be predicted with certainty. Regardless of the outcome, they can have a material adverse impact on us because of legal costs, diversion of management resources, and other factors. If one or more matters were resolved against us, the impact on our business could be material. They could also result in reputational harm, orders preventing us from offering certain products or services, or requiring a change in our business practices in costly ways. Any of these consequences could materially harm our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

IJJI, Inc.

By /s/ Tuan Nguyen

Name: IJJI, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Ijji Inc
BS by Month
January 2023 through December 2024

	Jan - Dec 23	Jan - Dec 24
ASSETS		
Current Assets		
Checking/Savings		
1051 · [Ijji] Chase Checking 9105	304,387.50	364,307.68
1054 · [Ijji] Chase Merchant	26,891.45	118,278.15
1055 · [Ijji] Chase Routable	0.00	61,856.38
1060 · [Ijji] BOA Merchant	227,473.46	202,780.29
1061 · [Ijji] BOA Checking	19,357.18	1,178.10
1062 · [Advance] BOA Checking	15,732.94	16,160.99
Total Checking/Savings	593,842.53	764,561.59
Accounts Receivable		
1100 · Accounts Receivable	422,597.32	154,012.34
Total Accounts Receivable	422,597.32	154,012.34
Other Current Assets		
1250 · Crypto Currency		
1211 · Cyrpto Currency - ETH	1,144.02	1,144.02
1215 · Crypto Currency - USD	113,267.10	3,971.75
Total 1250 · Crypto Currency	114,411.12	5,115.77
1800 · Prepaid Expense	6,281.11	7,001.87
1920 · Other Receivable	96,553.16	7,254.76
Total Other Current Assets	217,245.39	19,372.40
Total Current Assets	1,233,685.24	937,946.33
Fixed Assets		
1500 · Fixed Asset		
1510 · Computer & Office Equipment	27,955.44	27,955.44
Total 1500 · Fixed Asset	27,955.44	27,955.44
1600 · Accumulative Depreciation/Amort		
1610 · A/D - Computer & Office Equipme	-26,491.33	-27,955.44
Total 1600 · Accumulative Depreciation/Amort	-26,491.33	-27,955.44
Total Fixed Assets	1,464.11	0.00
TOTAL ASSETS	**1,235,149.35**	**937,946.33**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2500 · Accounts Payable	27,953.56	29,454.60

Ijji Inc
BS by Month
January 2023 through December 2024

	Jan - Dec 23	Jan - Dec 24
Total Accounts Payable	27,953.56	29,454.60
Other Current Liabilities		
2050 · Accrued Liabilities	543,816.90	449,465.98
2100 · Payroll Liabilities		
2105 · Payroll Liabilities	62,969.85	43,724.02
2160 · Accrued PTO	72,663.02	43,444.18
Total 2100 · Payroll Liabilities	135,632.87	87,168.20
2250 · I/C Liabilities		
2252 · I/C Payable US	22,635.04	18,091.94
Total 2250 · I/C Liabilities	22,635.04	18,091.94
Total Other Current Liabilities	702,084.81	554,726.12
Total Current Liabilities	730,038.37	584,180.72
Total Liabilities	730,038.37	584,180.72
Equity		
1110 · Retained Earnings	-10,708,861.03	-12,161,637.43
3000 · Common Stock	293.70	293.70
3020 · Common Stock CrowdFunding	1,717,094.39	2,451,412.24
3021 · Non-Voting Common Stock	380.40	565.28
3030 · Preferred Stock	-0.02	-0.02
3032 · APIC-Preferred Stock	11,024,304.43	11,024,304.43
3033 · Series PN Preferred Stock	650.00	650.00
3034 · Series Seed Preferred Stock	1,516.46	1,516.46
3035 · Series Seed-1 Preferred Stock	2,800.00	2,800.00
3060 · APIC – Stock Options	1,559.00	1,559.00
3100 · Equity Issuance Costs	-81,849.95	-208,902.89
Net Income	-1,452,776.40	-758,795.16
Total Equity	505,110.98	353,765.61
TOTAL LIABILITIES & EQUITY	**1,235,149.35**	**937,946.33**

Ijji Inc
Profit & Loss Trend
January 2023 through December 2024

	Jan - Dec 23	Jan - Dec 24
Ordinary Income/Expense		
Income		
4100 · Revenue	2,572,423.88	4,178,155.24
4140 · Revenue Shipping	-645.00	486.00
4200 · Revenue - VAT	12.22	-1.54
Total Income	2,571,791.10	4,178,639.70
Cost of Goods Sold		
5100 · Merchant Fees	638,082.28	987,109.67
5900 · Other Cost	8,000.00	15,073.65
Total COGS	646,082.28	1,002,183.32
Gross Profit	1,925,708.82	3,176,456.38
Expense		
6120 · Bank Service Charges	19,384.19	33,412.51
6150 · Depreciation Expense	2,266.80	1,464.11
6160 · Web Subscriptions	239,270.42	258,785.17
6180 · Insurance	115,759.35	110,462.89
6190 · Marketing	901,003.67	1,632,712.59
6230 · Licenses and Permits	50.00	50.00
6270 · Professional Fees	414,777.33	409,233.74
6350 · Travel	6,146.74	3,891.82
6590 · Corporation Taxes	2,818.36	2,131.25
6600 · Payroll & Employee Expenses	1,598,927.79	1,340,450.19
6800 · Facilities	8,288.71	69,306.04
6850 · Allocation	8,315.20	8,358.89
6910 · Office Software	55,769.89	59,506.85
6915 · Office Equipment	6,127.14	3,885.49
Total Expense	3,378,905.59	3,933,651.54
Net Ordinary Income	-1,453,196.77	-757,195.16
Other Income/Expense		
Other Expense		
9530 · Income Tax	2,425.00	1,600.00
9575 · Unrealized FX Gain/Loss	-2,845.37	0.00
Total Other Expense	-420.37	1,600.00
Net Other Income	420.37	-1,600.00
Net Income	**-1,452,776.40**	**-758,795.16**

Ijji Inc
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-758,795.16
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1100 · Accounts Receivable	268,584.98
1800 · Prepaid Expense	-720.76
1920 · Other Receivable	89,298.40
1215 · Crypto Currency - USD	109,295.35
2500 · Accounts Payable	1,501.04
2050 · Accrued Liabilities	-94,350.92
2105 · Payroll Liabilities	-19,245.83
2160 · Accrued PTO	-29,218.84
2252 · I/C Payable US	-4,543.10
Net cash provided by Operating Activities	-438,194.84
INVESTING ACTIVITIES	
1610 · A/D - Computer & Office Equipme	1,464.11
Net cash provided by Investing Activities	1,464.11
FINANCING ACTIVITIES	
3020 · Common Stock CrowdFunding	734,317.85
3021 · Non-Voting Common Stock	184.88
3100 · Equity Issuance Costs	-127,052.94
Net cash provided by Financing Activities	607,449.79
Net cash increase for period	170,719.06
Cash at beginning of period	593,842.53
Cash at end of period	**764,561.59**

NOTE 1 – NATURE OF OPERATIONS

IJJI, Inc. dba Gameflip was formed on 12/22/2014 ("Inception") in the State of Delaware. The financial statements of Gameflip (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, CA.

Gameflip is an innovation focused technology company creating the commerce engine for the gaming metaverse enabling all ecosystem participants including gamers, creators, brands, and developers to connect, safely conduct commerce, and mutually share the benefits. Led by serial entrepreneurs and veterans in the technology and gaming industries, the team specializes in building safe, secure and highly scalable platforms for transacting digital assets, digital goods and services. Since launching in 2015, its 7 million loyal community members have safely transacted over $180M on the Gameflip platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the last 3 years. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 12,500,000 shares of our non-voting common stock with par value of $0.0001 per share. As of 12/31/2024 the Company has currently issued 5,809,925 shares of our non-voting common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 21, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Equity Schedule for Ijji

Certificate

		3000		3033-3035		2402	3032		3060		3020+3021	3100								
	Stockholders' Equity																			
	Common Stock		Preferred		Convertible Notes		Additional Paid-In	Stock Options		Non Voting Common		Issuance Cost	Total							
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Shares	Amount	Amount	Shares	Amount	Date					
Inception of Ijji at Feb 2015	-	-	-	-	-	-	-	-	-	-	-	-	-	-						
														-						
Issuance of Preferred Stock to Playnext Global			6,500,000	650.00			999,350.00						6,500,000	**1,000,000**		$.1579 per share	4/14/2015	$0.0000	\\scacct01\ Series PN Preferred Stoc	P-101
Issuance of Series Seed Preferred to ZenShin Core Tech			2,166,377	216.64			499,783.17						2,166,377	**500,000**		$.2308 per share	11/13/2015	$0.2308	\\scacct01\ Stock Purchase Agreeme	P-102
Issuance of Series Seed Preferred to Kevin Moore GST Exempt Trust			216,637	21.66			49,978.16						216,637	**50,000**		$.2308 per share	11/12/2015	$0.2308	\\scacct01\Accounting\I WT FED#075	P-103
Issuance of Series Seed Preferred to Kevin Moore GST Non Exempt Trust			216,637	21.66			49,978.16						216,637	**50,000**		$.2308 per share	11/12/2015	$0.2308	\\scacct01\Accounting\I WT FED#069	P-104
Issuance of Series Seed Preferred to Playnext Global Inc			3,032,928	303.29			699,696.49						3,032,928	**700,000**		$.2308 per share	11/9/2015	$0.2308	\\scacct01\Accounting\Finance3\Ijji\	P-105
Issuance of Series Seed Preferred to Hunt Technology Ventures			1,083,188	108.32			249,891.47						1,083,188	**250,000**		$.2308 per share	11/12/2015	$0.2308	\\scacct01\Accounting\I WT FED#030	P-106
Issuance of Series Seed Preferred to David Hunt			1,083,188	108.32			249,891.47						1,083,188	**250,000**		$.2308 per share	11/12/2015	$0.2308	\\scacct01\Accounting\I WT FED#071	P-107
Issuance of Series Seed Preferred to Innovation Group Investors			632,042	63.20			145,812.09						632,042	**145,875**		$.2308 per share	11/12/2015	$0.2308	\\scacct01\Accounting\I WT FED#073	P-108
Issuance of Series Seed Preferred to Lightbank Investments 1B			1,534,335	153.43			353,971.09						1,534,335	**354,125**		$.2308 per share	11/12/2015	$0.2308	\\scacct01\Accounting\I WT FED#073	P-109
Issuance of Common Stock														-						
Tuan Nguyen	1,000,000	100.00											1,000,000	**100**						
Terry Ngo	1,000,000	100.00											1,000,000	**100**						
Bryan Talbot	300,000	30.00											300,000	**30**						
Spencer Ho	200,000	20.00											200,000	**20**						
Eng-Shien Wu	100,000	10.00											100,000	**10**						
Anthony Pham	100,000	10.00											100,000	**10**						
Hai Nguyen	100,000	10.00											100,000	**10**						
Vu Hoang	200,000	20.00											200,000	**20**						
Dan Yuen	200,000	20.00											200,000	**20**						
Udayan Sharma	50,000	5.00											50,000	**5**						
Matheus Amellas	25,000	2.50											25,000	**3**						
Brad Burdick	15,000	1.50											15,000	**2**						
Phil Brady													-	-						
													-	-						
Balances at December 31, 2015	**3,290,000**	**329.00**	16,465,332	**1,646.52**	-	-	**3,298,352.10**	-	-	-	-	-	19,755,332	**3,300,328**						
Issuance of Series Seed Preferred to														-						
String Ventures Limited			1,516,464	151.65			349,848.24						1,516,464	**350,000**		$.2308 per share	1/6/2016	$0.2308	\\scacct01\Accounting\I WT FED#06	P-110
ZenShin Core Technology Parallel Fund			1,971,685	197.17			454,867.73						1,971,685	**455,064.90**		$.2308 per share	3/14/2016	$0.2308	WT FED#01510 FIRST REPUBLIC I	P-111
ZenShin Core Technology Fund			627,968	62.80			144,872.22						627,968	**144,935.02**		$.2308 per share	3/14/2016	$0.2308	WT FED#01527 FIRST REPUBLIC I	P-112
Hunt Technology Ventures			433,275	43.33			99,956.54						433,275	**99,999.87**		$.2308 per share	3/15/2016		WT FED#05770 JPMORGAN CHASE B/	P-113
David Hunt			433,275	43.33			99,956.54						433,275	**99,999.87**		$.2308 per share	3/15/2016		WT FED#01934 JPMORGAN CHASE B/	P-114
String Ventures Limited			216,637	21.66			49,978.16						216,637	**49,999.82**		$.2308 per share	4/18/2016		WT F60418151390000 GARANTIBANK INT	P-115
Common Stock Repurchase														-						
Spencer Ho	(200,000)	-20											(200,000)	**(20)**	**Feb-16**					
Convertible Promissory Notes																				
Lightbank Investements 1B, LLC						29,175.05							-	**29,175**						
Lightbank Investements 1B, LLC						70,824.95							-	**70,825**						
Playnext Global Inc						100,000.00							-	**100,000**						
ZenShin Core Technology Fund						171,917.50							-	**171,918**						
ZenShin Core Technology Parallel Fund						428,082.50							-	**428,083**						
														-						
Balances at December 31, 2016	**3,090,000**	**309**	21,664,636	**2,166**	-	**800,000**	**4,497,832**	-	-	-	-	-	**24,754,636**	**5,300,307**						
Convertible Promissory Notes													0.00	0.00						
ZenShin Core Technology Fund						57,305.83							-	57,305.83	1/10/2017					
ZenShin Core Technology Parallel Fund						142,694.17							-	142,694.17	1/10/2017					
ZenShin Core Technology Fund						28,652.92								28,652.92	2/10/2017					
ZenShin Core Technology Parallel Fund						71,347.08								71,347.08	2/10/2017					
Symmetrical Venutres						200,000.00								200,000.00	2/21/2017					
ZenShin Core Technology Fund						28,652.92								28,652.92	2/24/2017					
ZenShin Core Technology Parallel Fund						71,347.08								71,347.08	2/24/2017					
Lightbank Investements 1B, LLC			519,806	51.98		-100,000.00	102,204.18						519,806	2,256.16	4/27/2017	$0.1967				
Playnext Global Inc			518,176	51.82		-100,000.00	101,883.80						518,176	1,935.62	4/27/2017	$0.1967				
ZenShin Core Technology Fund			1,482,625	148.26		-286,529.17	291,513.71						1,482,625	5,132.80	4/27/2017	$0.1967				
ZenShin Core Technology Parallel Fund			3,691,804	369.18		-713,470.83	725,882.55						3,691,804	12,780.90	4/27/2017	$0.1967				
Symmetrical Ventures			1,024,821	102.48		-200,000.00	201,500.26						1,024,821	1,602.74	4/27/2017	$0.1967				
Common Stock Repurchase																				
Dan Yuen	(145,834)	-14.58											-145,834	**-14.58**	4/12/2017					
Brad Burdick	(7,194)	-0.72											-7,194	**-0.72**	4/12/2017					
Series Seed-1 Preferred Shares																				
Bullpen Capital III			7,320,049	732.00			1,799,268.05						7,320,049	1,800,000.05	4/27/2017	$0.2459	WT FED#02410 FIRST REPUBLIC BAN /ORG=BULLPEN CAPITAL III, L.P SRF# 170427105925H700 TRN#170427116591 RFB#			
ZenShin Core Technology Fund			291,306	29.13			71,603.16						291,306	71,632.29	4/28/2017	$0.2459	WT FED#04429 FIRST REPUBLIC BAN /ORG=ZENSHIN CORE TECHNOLOGY FUND L SRF# 170428091042AC54 TRN#170428170734 RFB#			
ZenShin Core Technology Parallel Fund			725,367	72.54			178,295.17						725,367	178,367.71	4/28/2017	$0.2459	WT FED#05470 FIRST REPUBLIC BAN /ORG=THE KINGDOM TRUST COMPANY SRF# 170428130128H700 TRN#170428207061 RFB# REF:			
Social Starts 3			203,335	20.33			49,979.75						203,335	50,000.08	4/28/2017	$0.2459	WT FED#03337 SILICON VALLEY BAN /ORG=SVB FOR BENEFIT OF ANGELLIST SRF# 20171871555300 TRN#170706172541 RFB#			
Social Starts - SPV			8,133	0.81			1,999.09						8,133	1,999.90	4/28/2017	$0.2459	WT FED#03337 SILICON VALLEY BAN /ORG=SVB FOR BENEFIT OF ANGELLIST SRF# 20171871555300 TRN#170706172541 RFB#			
Social Starts - A			316,666	31.67			77,836.50						316,666	77,868.17	4/28/2017	$0.2459	WT FED#03337 SILICON VALLEY BAN /ORG=SVB FOR BENEFIT OF ANGELLIST SRF# 20171871555300 TRN#170706172541 RFB#			
Social Starts A Pioneer			122,538	12.25			30,119.84						122,538	30,132.09	4/28/2017	$0.2459	WT FED#03337 SILICON VALLEY BAN /ORG=SVB FOR BENEFIT OF ANGELLIST SRF# 20171871555300 TRN#170706172541 RFB#			
Innovation Group Investors			355,937	35.59			87,489.32						355,937	87,524.91	4/28/2017	$0.2459	WT FED#05114 JPMORGAN CHASE BAN /ORG=INNOVATION GROUP INVESTORS LP- SERI SRF# 1510500118ES TRN#170428240349 RFB# OS1 OF 17/04/28			
Lightbank Investements 1B, LLC			864,070	86.41			212,388.40						864,070	212,474.81	4/28/2017	$0.2459	WT FED#00003 JPMORGAN CHASE BAN /ORG=LIGHTBANK INVESTMENTS 1B LLC SRF# 1510400118ES TRN#170428240353 RFB# OS1 OF 17/04/28			
A-GXE-22-Fund, AngelList-BaRs Funds			1,588,044	158.80			390,341.22						1,588,044	390,500.02	7/6/2017	$0.2459	WT FED#03337 SILICON VALLEY BAN /ORG=SVB FOR BENEFIT OF ANGELLIST SRF# 20171871555300 TRN#170706172541 RFB#			
Augustin Ku			1,220,009	122.00			299,878.21						1,220,009	300,000.21	7/6/2017	$0.2459	WT SEQ#64610 TD AMERITRADE CLEARING /ORG=AUGUSTIN KU SRF# EC17070654826666 TRN#170706064610 RFB# 14901025			
Barbara Corcoran Holdings LLC			40,667	4.07			9,995.95						40,667	10,000.02	7/6/2017	$0.2459	WT FED#03499 JPMORGAN CHASE BAN /ORG=BARBARA CORCORAN HOLDINGS LLC SRF# 5089000187ES TRN#170706129996 RFB# WTH OF 17/07/06			
Chancellor Capital LLC			40,667	4.07			9,995.95						40,667	10,000.02	7/7/2017	$0.2459				
Corigin Ventures II			1,626,678	162.67			399,837.45						1,626,678	400,000.12	7/6/2017	$0.2459	WT FED#01015 SIGNATURE BANK /ORG=CORIGIN VENTURES II LLC SRF# 3633808153 TRN#170706104540 RFB#			
ZenShin Core Technology Fund			1,456,534	145.65			358,016.07						1,456,534	358,161.72	7/18/2017	$0.2459	WT FED#01021 FIRST REPUBLIC BAN /ORG=ZENSHIN CORE TECHNOLOGY FUND L SRF# 170717171608DB54 TRN#170718090544 RFB#			
ZenShin Core Technology Parallel Fund			3,626,839	362.68			891,476.92						3,626,839	891,839.60	7/19/2017	$0.2459				
Omega Group			955,929	95.59			234,967.35						955,929	235,062.94	8/29/2017	$0.2459	WT FED#01405 JP MORGAN INT'L BA /ORG=OMEGA GROUP ENTERPRISES LTD SRF# 2317800241HK TRN#170829023159 RFB# SWF OF 17/08/29			
Balances at December 31, 2017	**2,936,972**	**294**	**49,664,636**	**4,966**	-	-	**11,024,304**	-	-	-	-	-	**52,601,608**	**11,029,565**						
2019 Stock Option									1,239.00					1,239.00						
2020 Stock Option									320.00					320.00						
2022 Crowdfunding										984741	459,046.12		**984741**	459,046.12						
Balances at December 31, 2022	**2,936,972**	**294**	**49,664,636**	**4,966**	-	-	**11,024,304**	-	**1,559**	**984,741**	**459,046**	-	**53,586,349**	**11,490,170**						
2023 Crowdfunding										**2,819,325**	**1,258,429**	**(81,850)**	**2,819,325**	1,176,578.72						
Balances at December 31, 2023	**2,936,972**	**294**	**49,664,636**	**4,966**	-	-	**11,024,304**	-	**1,559**	**3,804,066**	**1,717,475**	**(81,850)**	**56,405,674**	**12,666,748**						
2024 Crowdfunding										**1,848,953**	**734,503**	**(127,053)**	**1,848,953**	607,449.79						
Balances at December 31, 2024	**2,936,972**	**294**	**49,664,636**	**4,966**	-	-	**11,024,304**	-	**1,559**	**5,653,019**	**2,451,978**	**(208,903)**	**58,254,627**	**13,274,198**						
2025 Crowdfunding										**207,753**	**93,289**	**(13,339)**	**207,753**	79,949.62						
Balances at December 31, 2025	**2,936,972**	**294**	**49,664,636**	**4,966**	-	-	**11,024,304**	-	**1,559**	**5,860,772**	**2,545,267**	**(222,242)**	**58,462,380**	**13,354,148**						

I, Tuan Nguyen, the CEO of IJJI, Inc. dba Gameflip, hereby certify that the financial statements of Gameflip and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of -$1,532,282; taxable income of -$1,532,282 and total tax of $0. Gameflip has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/20/2025 (Date of Execution).

DocuSigned by:
Tuan Nguyen
C3E255D1E16F46B...
___________________________ (Signature)

CEO
___________________________ (Title)

3/20/2025
___________________________ (Date)

Ijji Inc
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-1,452,776.40
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1100 · Accounts Receivable	-65,621.70
1800 · Prepaid Expense	-1,569.17
1920 · Other Receivable	-71,106.71
1210 · Inventory Asset	6,167.96
1215 · Crypto Currency - USD	-67,456.67
2500 · Accounts Payable	3,311.24
2050 · Accrued Liabilities	104,253.34
2105 · Payroll Liabilities	-2,596.27
2160 · Accrued PTO	639.29
2252 · I/C Payable US	1,445.42
Net cash provided by Operating Activities	-1,545,309.67
INVESTING ACTIVITIES	
1610 · A/D - Computer & Office Equipme	2,266.80
Net cash provided by Investing Activities	2,266.80
FINANCING ACTIVITIES	
3020 · Common Stock CrowdFunding	1,258,146.74
3021 · Non-Voting Common Stock	281.93
3100 · Equity Issuance Costs	-81,849.95
Net cash provided by Financing Activities	1,176,578.72
Net cash increase for period	-366,464.15
Cash at beginning of period	960,306.68
Cash at end of period	**593,842.53**

CERTIFICATION

I, Tuan Nguyen, Principal Executive Officer of IJJI, Inc., hereby certify that the financial statements of IJJI, Inc. included in this Report are true and complete in all material respects.

Tuan Nguyen

CEO